

February 3, 2012

<u>Via E-mail</u>
Mr. Russell Chenu
Chief Financial Officer
James Hardie Industries SE
Europa House, Second Floor, Harcourt Center
Harcourt Street, Dublin 2, Ireland

> **RE:** **James Hardie Industries SE**
> **Form 20-F for the Year Ended March 31, 2011**
> **Filed June 29, 2011**
> **Form 20-F/A for the Year Ended March 31, 2011**
> **Filed July 14, 2011**
> **File No. 1-15240**

Dear Mr. Chenu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended March 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Summary of Significant Accounting Policies, page 80

Impairment of Long-Lived Assets, page 80

2. We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment and customer relationships intangible assets, please disclose the following:
    *   How you group long-lived assets for impairment and your basis for that determination;
    *   How frequently you evaluate for the types of events and circumstances that may indicate impairment;
    *   Sufficient information to enable a reader to understand how you determine fair value; and
    *   The carrying value of any long-lived assets or asset groups for which the carrying value is close to corresponding undiscounted cash flows or fair value.

15. Commitment and Contingencies, page 94

ASIC Proceedings, page 94

3. You disclosed that on December 17, 2010, you were ordered to pay 90% of the costs incurred by AISC in respect of your appeal. You also disclose in MD&A that you were ordered to pay a portion of the costs for each of the first instance proceedings and appeal. You indicated that in light of the uncertainty surrounding the amount of such costs, you have not recorded any provisions for these costs at March 31, 2011. Please clarify whether ASIC has provided you with the amount of costs that they incurred. You also disclose that losses and expenses arising from the ASIC proceedings could have a material adverse effect on your financial position, liquidity, results of operations and cash flows. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for your ASIC matter, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief